

Shahid Chishty · 2nd

International Strategic, Investment & Board Advisor | C-Suite Executive | Family Office | Mentor

Mountain View, California, United States · 500+ connections ·

Contact info



BAMF Health

University of Southampton

Experience



CFO
BAMF Health
Jul 2020 – Present · 10 mos
Mountain View, California, United States

At BAMF Health, we are working to achieve AI-enabled, intelligence-based precision medicine through molecular imaging and molecular targeted radiation therapy (Theranostics).

International Strategic, Investment & Board Advisor
Independent
Apr 2003 – Present · 18 yrs 1 mo
London, UK - Cape Town, South Africa - Chicago, IL & Mountain View, CA, USA

Providing investment, strategic advisory, international growth, business development, fundraising, treasury and C-Suite services at executive board level to an extensive network of corporations – focused on startups and early ventures, not-for-profit organisations, management teams, high net worth private investors, VCs, Private Equity firms anc ...see more



Portola Valley Partners



1 yr 9 mos

Senior Investment Advisor
Feb 2021 – Present · 3 mos
Mountain View, California, United States

Chief Investment Officer
Aug 2019 – Jan 2021 · 1 yr 6 mos
Mountain View, California, United States

Honoured to be the Chief Investment Officer of Portola Valley Partners and a legendary team of superheroes who are on a mission where everyone wins – founders, investors, acquirers. Higher valuations, faster exits, stronger exits!

...see more

Board Advisor
Family Office
Jun 2018 – Present · 2 yrs 11 mos
International

Series A/B/C/D+ venture capital investments.

Requirement: US$50,000 Minimum Monthly Recurring Revenue (MRR).



Board Advisor
NGB Markets
Jun 2018 – Present · 2 yrs 11 mos
Palo Alto, CA

NGB Markets is a technology company in the food supply chain space providing cutting-edge SaaS, Big Data, Machine Learning and Predictive Analytics tools to customers who buy and sell perishable commodities, such as produce and proteins, which are not publicly traded.

...see more

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Education



University of Southampton
BSc., Business Economics & Accounting
1984 – 1987

Joint Honours Degree

Volunteer experience

Member of the Board of Directors

German International School Chicago

Jul 2011 – Sep 2015 • 4 yrs 3 mos

Skills & endorsements

Corporate Finance · 99+

 Endorsed by **Pedro Alberto Iserhard, who is highly skilled at this**

Mergers & Acquisitions · 91

Endorsed by **Eoghan Jennings and 1 other who is highly skilled at this**

Endorsed by **2 of Shahid's colleagues at Deutsche Bank**

Private Equity · 86

Endorsed by **Patrick Monaghan, who is highly skilled at this**

Endorsed by **2 of Shahid's colleagues at Deutsche Bank**

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